UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

INTRAWARE, INC.
(Name of Subject Company (issuer) and Name of Filing Person (Offeror))

Common Stock, par value $0.001 per share
(Title of classes of securities)

46118M103
(CUSIP number of common stock)

Paul D. Warenski, Esq.
Senior Vice President,
General Counsel and Secretary
25 Orinda Way
Orinda, California 94563
(925) 253-4500
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

N. Anthony Jeffries, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$ 313,074*	$ 9.61*

* Calculated solely for purposes of determining the filing fee. This amount is based upon the maximum number of 60,791 shares of common stock of Intraware, Inc. issuable with respect to the restricted stock units that may be issued pursuant to this exchange offer, and the average of the high and low prices of the common stock as reported on the Nasdaq Capital Market on March 5, 2007. The amount of the filing fee equals $30.70 for each $1,000,000 of the value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None

Form of Registration No.:   N/A

Filing Party: N/A

Date Filed: N/A

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☐ third party tender offer subject to Rule 14d-1

    ☒ issuer tender offer subject to Rule 13e-4

    ☐ going private transaction subject to Rule 13e-3

    ☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This tender offer statement on Schedule TO is filed by Intraware, Inc., a Delaware corporation ("Intraware"), in connection with its offer to exchange certain outstanding options for restricted stock units as set forth under the Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated March 12, 2007 (the "Offer to Exchange"), which is incorporated herein by reference.

This offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange, which, as may be amended or supplemented from time to time, constitutes the offer, and which is filed as an exhibit hereto. This Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934.

Item 1. Summary Term Sheet.

The information set forth under "Summary Term Sheet" in the Offer to Exchange, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information.

(a)   The name of the issuer is Intraware, Inc., a Delaware corporation, and the address of its principal executive office is 25 Orinda Way, Orinda, California 94563. Intraware's telephone number is (925) 253-4500. As of March 5, 2007, 6,133,848 shares of Intraware's Common Stock were outstanding. The information set forth in the Offer to Exchange under Section 10, "Information concerning Intraware," is incorporated herein by reference.

(b)   This Tender Offer Statement on Schedule TO relates to an offer by Intraware to certain holders of outstanding options to purchase its Common Stock under the 1996 Stock Option Plan, as amended, that have a per share exercise price of $5.00 or more, to cancel such options in exchange for restricted stock units as set forth in the Offer to Exchange and upon the terms and subject to the conditions described in the Offer to Exchange, the Election Form attached hereto as Exhibit (a)(1)(C) and Summary of Terms attached hereto in Exhibit (a)(1)(A).

This offer is open to eligible current employees and consultants of Intraware that are employees and consultants at the time of the offer, remain employed through the date the exchanged options are cancelled, and that have not been notified that their service to the Company will be terminated. However, the non-employee members of Intraware's board of directors may not participate. The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1, "Eligibility," Section 2, "Number of options; expiration date," Section 6, "Acceptance of options for exchange and issuance of restricted stock units," Section 9, "Source and amount of consideration; terms of restricted stock units" and Section 11 "Interests of directors and executive officers; transactions and arrangements concerning the options" is incorporated herein by reference.

(c)   There is no established trading market for the outstanding options eligible to participate in the exchange offer. The information set forth in the Offer to Exchange under Section 8, "Price range of shares underlying the options" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)   The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)   The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1, "Eligibility," Section 2, "Number of options; expiration date", Section 4 "Procedures for electing to exchange options", Section 5, "Withdrawal rights and change of election", Section 6, "Acceptance of options for exchange and issuance of restricted stock units," Section 7, "Conditions of the offer," Section 9, "Source and amount of consideration; terms of restricted stock units," Section 12, "Status of options acquired by us in the offer," Section 13, "Legal matters; regulatory approvals," Section 14, "Material United States federal income tax consequences," Section 15, "Extension of offer; termination; amendment" and Schedules A and B attached thereto, is incorporated herein by reference.

(b)   The information set forth in the Offer to Exchange under Section 11, "Interests of directors and executive officers; transactions and arrangements concerning the options" is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(e)   The information set forth in the Offer to Exchange under Section 9, "Source and amount of consideration; terms of restricted stock units" and Section 11, "Interests of directors and executive officers; transactions and arrangements concerning the options" is incorporated herein by reference. See also Exhibit (d)(1) to this statement.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)   The information set forth in the Offer to Exchange under Section 3, "Purpose of the offer" is incorporated herein by reference.

(b)   The information set forth in the Offer to Exchange under Section 6, "Acceptance of options for exchange and issuance of restricted stock units" and Section 12, "Status of options acquired by us in the offer" is incorporated herein by reference.

(c)   The information set forth in the Offer to Exchange under Section 3, "Purpose of the offer" is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)   The information set forth in the Offer to Exchange under Section 9, "Source and amount of consideration; terms of restricted stock units" and Section 16, "Fees and expenses" is incorporated herein by reference.

(b)   The information set forth in the Offer to Exchange under Section 7, "Conditions of the offer" is incorporated herein by reference.

(d)   Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)   Not applicable.

(b)   The information set forth in the Offer to Exchange under Section 11, "Interests of directors and executive officers; transactions and arrangements concerning the options" is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a)   Not applicable.

Item 10.   Financial Statements.

(a)   The information set forth in the Offer to Exchange under Section 18, "Financial statements" and Schedule B of the Offer to Exchange, "Financial Statements of Intraware, Inc." is incorporated herein by reference.

Item 11.   Additional Information.

(a)   The information set forth in the Offer to Exchange under Section 11, "Interests of directors and executive officers; transactions and arrangements concerning the options" and Section 13, "Legal matters; regulatory approvals" is incorporated herein by reference.

(b)   Not applicable.

Item 12.   Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated March 12, 2007
(a)(1)(B)	Memorandum Announcing Intraware, Inc. Stock Option/Restricted Stock Unit Exchange Program
(a)(1)(C)	Election Form
(a)(1)(D)	Withdrawal Form
(a)(1)(E)	Addendum Listing Outstanding Option Grants that are Eligible for Exchange
(a)(1)(F)	Confirmation E-mail to Employees who Elect to Participate in the Exchange Program
(a)(1)(G)	Forms of Reminder E-mails
(a)(1)(H)	2006 Equity Incentive Plan (including form of Restricted Stock Unit Agreement thereunder) (1)
(a)(2)-(5)	Not applicable
(b)	Not applicable
(d)(1)	1996 Stock Option Plan, as amended (including form of Stock Option Agreement thereunder) (2)
(g)	Not applicable
(h)	Not applicable

(1) Incorporated by reference to Intraware's Registration Statement on Form S-8 (File No. 333-138270), filed with the Securities and Exchange Commission on October 30, 2006.

(2) Incorporated by reference to Intraware's Registration Statement on Form S-8 (File No. 333-53902), filed with the Securities and Exchange Commission on January 18, 2001.

Item 13.   Information Required by Schedule 13e-3.

      (a)   Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTRAWARE, INC.

/s/ Peter H. Jackson
Peter H. Jackson
Chairman, Chief Executive Officer and President

Date: March 12, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated March 12, 2007
(a)(1)(B)	Memorandum Announcing Intraware, Inc. Stock Option/Restricted Stock Unit Exchange Program
(a)(1)(C)	Election Form
(a)(1)(D)	Withdrawal Form
(a)(1)(E)	Addendum Listing Outstanding Option Grants that are Eligible for Exchange
(a)(1)(F)	Confirmation E-mail to Employees who Elect to Participate in the Exchange Program
(a)(1)(G)	Forms of Reminder E-mails
(a)(1)(H)	2006 Equity Incentive Plan (including form of Restricted Stock Unit Agreement thereunder) (1)
(a)(2)-(5)	Not applicable
(b)	Not applicable
(d)(1)	1996 Stock Option Plan, as amended (including form of Stock Option Agreement thereunder) (2)
(g)	Not applicable
(h)	Not applicable

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(1) Incorporated by reference to Intraware's Registration Statement on Form S-8 (File No. 333-138270), filed with the Securities and Exchange Commission on October 30, 2006.

(2) Incorporated by reference to Intraware's Registration Statement on Form S-8 (File No. 333-53902), filed with the Securities and Exchange Commission on January 18, 2001.